

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2010

Dominic A. Romeo
Vice President and Chief Financial Officer
IDEX Corporation
1925 West Field Court
Suite 200
Lake Forest, Illinois 60045-4824

     Re: IDEX Corporation
               Form 10-K for the Fiscal Year Ended December 31, 2009
               Filed March 1, 2010
               Form 10-Q for the Quarterly Period Ended June 30, 2010
               File No. 001-10235

Dear Mr. Romeo:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Consolidated Financial Statements

Note 2. Inventory, page 35

1.   We note that you changed your method of accounting for certain inventories from the LIFO method to FIFO method as of January 1, 2009. Please explain to us in greater detail the reasons for the change in accounting principle, including an explanation of why the FIFO method is preferable. Refer to FASB ASC 250-10-50-1 and revise your disclosure in future filing to include similar information.

Item 9A. Controls and Procedures, page 65

2.   Please revise your future filings to clarify the date upon which management is concluding on the effectiveness of the company's disclosure controls and procedures.

Item 11. Executive Compensation, page 65

3.   We note your use of the term "market" throughout your Compensation Discussion and Analysis in your Schedule 14A that you incorporate by reference. In future filings please disclose the definition of this term and identify the companies included. Also, given that you target your compensation, please briefly discuss in your applicable future filings how each element of compensation you provide to the named executive officers relates to the market data you have analyzed and include an analysis of where actual payments under each element of compensation actually fell within the targeted range. If any of your named executive officers are compensated at levels that are materially different from the targeted levels of compensation, please also provide discussion and analysis as to why.

Form 10-Q for the Quarterly Period Ended June 30, 2010

Item 4. Controls and Procedures, page 25

4.   We note that your Chief Executive Officer and Chief Financial Officer concluded that the company's disclosure controls and procedures were effective *to accomplish their objectives at the reasonable assurance level*. In future filings please revise this disclosure to remove the qualification of the conclusion related to accomplishing the objectives of your disclosure controls and procedures. Refer to Item 307 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andri Boerman at (202) 551-3645, Kate Tillan, Assistant Chief Accountant, at (202) 551-3604, or me at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Gabe Eckstein at (202) 551-3286 or Tim Buchmiller, Senior Attorney, at (202) 551-3635 with any other questions.

Sincerely,

/s/Kate Tillan for

Martin James
Senior Assistant Chief Accountant